EXHIBIT 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2017 AND DECEMBER 31, 2016

(Expressed in thousands of U.S. Dollars - except share and per share data)

	June 30, 2017	December 31, 2016
	(UNAUDITED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$250,408	$187,777
Restricted cash	7,750	9,996
Accounts receivable, net	23,416	38,252
Due from related companies (Note 2)	11,281	6,730
Advances and other	27,090	24,226
Vessels held for sale (Note 3)	68,410	68,410
Inventories	15,285	18,756
Prepaid insurance and other	1,526	1,842
Current portion of financial instruments-Fair value (Note 11)	1,410	2,322

Total current assets	406,576	358,311

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 11)	956	5,166
FIXED ASSETS (Note 3)
Advances for vessels under construction	51,597	216,531
Vessels	3,865,207	3,479,037
Accumulated depreciation	(865,169)	(801,976)

Vessels’ Net Book Value	3,000,038	2,677,061

Total fixed assets	3,051,635	2,893,592

DEFERRED CHARGES, net (Note 4)	23,160	19,506

Total assets	$3,483,327	$3,277,575

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 5)	$270,751	$288,135
Payables	54,004	52,511
Due to related companies (Note 2)	7,682	5,892
Dividends payable	4,221	—
Accrued liabilities	41,404	34,707
Unearned revenue	14,053	8,428
Current portion of financial instruments - Fair value (Note 11)	2,734	3,613

Total current liabilities	394,849	393,286

LONG-TERM DEBT, net of current portion (Note 5)	1,555,298	1,465,720
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 11)	1,376	1,119
STOCKHOLDERS’ EQUITY (Note 7):
Preferred shares, $ 1.00 par value; 25,000,000 shares authorized and 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares and 4,600,000 Series E Preferred Shares issued and outstanding at June 30, 2017 and 15,000,000 shares authorized and 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares and 3,400,000 Series D Preferred Shares issued and outstanding at December 31, 2016	12,025	7,400
Common shares, $ 1.00 par value; 175,000,000 shares authorized, 87,338,652 shares issued and 84,371,583 shares outstanding at June 30, 2017 and 185,000,000 shares authorized, 87,338,652 shares issued and 83,720,866 shares outstanding at December 31, 2016	87,339	87,339
Additional paid-in capital	858,109	752,001
Cost of treasury stock	(16,551)	(20,173)
Accumulated other comprehensive loss	(7,509)	(4,313)
Retained earnings	585,333	582,889

Total Tsakos Energy Navigation Limited stockholders’ equity	1,518,746	1,405,143
Non-controlling Interest	13,058	12,307

Total stockholders’ equity	1,531,804	1,417,450

Total liabilities and stockholders’ equity	$3,483,327	$3,277,575

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended June 30
	2017	2016
VOYAGE REVENUES:	$132,180	$119,851
EXPENSES:
Voyage expenses	28,121	25,020
Vessel operating expenses	43,894	36,198
Depreciation and amortization	34,298	26,875
General and administrative expenses	6,557	7,456

Total expenses	112,870	95,549

Operating income	19,310	24,302

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 6)	(15,873)	(8,012)
Interest income	313	149
Other, net	199	(29)

Total other expenses, net	(15,361)	(7,892)

Net income	3,949	16,410
Less: Net (income)/loss attributable to the non-controlling interest	(374)	4

Net income attributable to Tsakos Energy Navigation Limited	$3,575	$16,414

Effect of preferred dividends	(6,524)	(3,969)
Net (loss)/ income attributable to common stockholders of Tsakos Energy Navigation Limited	(2,949)	12,445
(Loss)/Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common shareholders (Note 9)	$(0.03)	$0.15

Weighted average number of shares, basic and diluted (Note 9)	84,284,281	85,510,215

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six months ended June 30
	2017	2016
VOYAGE REVENUES:	$270,421	$241,942
EXPENSES:
Voyage expenses	58,204	47,473
Vessel operating expenses	83,905	71,096
Depreciation and amortization	66,588	53,043
General and administrative expenses	12,667	12,889

Total expenses	221,364	184,501

Operating income	49,057	57,441

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 6)	(27,738)	(15,959)
Interest income	431	261
Other, net	54	(18)

Total other expenses, net	(27,253)	(15,716)

Net income	21,804	41,725
Less: Net (income)/loss attributable to the non-controlling interest	(751)	114

Net income attributable to Tsakos Energy Navigation Limited	$21,053	$41,839

Effect of preferred dividends	(10,492)	(7,938)
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	10,561	33,901
Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common shareholders (Note 9)	$0.13	$0.39

Weighted average number of shares, basic and diluted (Note 9)	84,126,285	86,071,582

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2017, AND 2016

(Expressed in thousands of U.S. Dollars)

	Three months ended June 30
	2017	2016
Net income	$3,949	$16,410
Other comprehensive income
Unrealized gains/(losses) from hedging financial instruments
Unrealized loss on interest rate swaps, net	(125)	(691)

Comprehensive income	3,824	15,719

Less: comprehensive loss/(income) attributable to the non-controlling interest	(374)	4

Comprehensive income attributable to Tsakos Energy Navigation Limited	$3,450	$15,723

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2017, AND 2016

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2017	2016
Net income	$21,804	$41,725
Other comprehensive income
Unrealized gains/(losses) from hedging financial instruments
Unrealized loss on interest rate swaps, net	(3,196)	(3,248)

Comprehensive income	18,608	38,477

Less: comprehensive (income)/ loss attributable to the non-controlling interest	(751)	114

Comprehensive income attributable to Tsakos Energy Navigation Limited	$17,857	$38,591

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2017, AND 2016

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Preferred Shares	Common Shares	Additional Paid-in Capital	Treasury stock		Retained Earnings	Accumulated Other Comprehensive Loss	Tsakos Energy Navigation Limited	Non-controlling Interest	Total Stockholders’ Equity
				Shares	$ Amount
BALANCE, January 1, 2016	$7,400	$87,339	$752,001	—	$—	$567,464	$(10,727)	$1,403,477	$11,595	$1,415,072
Net income/(loss)						41,839		41,839	(114)	41,725
Purchases of Treasury stock				3,271,576	(18,567)			(18,567)		(18,567)
Shares granted to non-executive directors				(87,500)	510			510		510
Common dividends declared ($0.08 per share)						(6,704)		(6,704)		(6,704)
Common dividends paid ($0.08 per share)						(6,894)		(6,894)		(6,894)
Dividends paid on Series B preferred shares						(2,000)		(2,000)		(2,000)
Dividends paid on Series C preferred shares						(2,219)		(2,219)		(2,219)
Dividends paid on Series D preferred shares						(3,719)		(3,719)		(3,719)
Other comprehensive loss							(3,248)	(3,248)		(3,248)

BALANCE June 30, 2016	$7,400	$87,339	$752,001	3,184,076	$(18,057)	$587,767	$(13,975)	$1,402,475	$11,481	$1,413,956

BALANCE, January 1, 2017	$7,400	$87,339	$752,001	3,617,786	$(20,173)	$582,889	$(4,313)	$1,405,143	$12,307	$1,417,450
Net income						21,053		21,053	751	21,804
Issuance of 9.25% Series E Preferred Shares	4,600		105,896					110,496		110,496
Sale of Series D Preferred Shares	25		508					533		533

	Preferred Shares	Common Shares	Additional Paid-in Capital	Treasury stock		Retained Earnings	Accumulated Other Comprehensive Loss	Tsakos Energy Navigation Limited	Non-controlling Interest	Total Stockholders’ Equity
				Shares	$ Amount
Sale of Common Shares			(296)	(650,717)	3,622	(650)		2,676		2,676
Common dividends declared ($0.05 per share)						(4,221)		(4,221)		(4,221)
Common dividends paid ($0.05 per share)						(4,214)		(4,214)		(4,214)
Dividends paid on Series B Preferred Shares						(2,000)		(2,000)		(2,000)
Dividends paid on Series C Preferred Shares						(2,219)		(2,219)		(2,219)
Dividends paid on Series D Preferred Shares						(3,739)		(3,739)		(3,739)
Dividends paid on Series E Preferred Shares						(1,566)		(1,566)		(1,566)
Other comprehensive loss							(3,196)	(3,196)		(3,196)

BALANCE June 30, 2017	$12,025	$87,339	$858,109	2,967,069	$(16,551)	$585,333	$(7,509)	$1,518,746	$13,058	$1,531,804

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2017	2016
Cash Flows from Operating Activities:
Net income	$21,804	$41,725
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	63,288	50,112
Amortization of deferred dry-docking costs	3,300	2,931
Amortization of loan fees	1,464	676
Stock compensation expense	—	510
Change in fair value of derivative instruments	1,209	(2,692)
Payments for dry-docking	(6,970)	(5,683)
(Increase) Decrease in:
Accounts receivables	7,423	4,230
Inventories	3,471	(794)
Prepaid insurance and other	314	(699)
Increase (Decrease) in:
Payables	3,283	8,266
Accrued liabilities	6,697	163
Unearned revenue	5,625	(5,483)

Net Cash provided by Operating Activities	110,908	93,262

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(1,979)	(35,011)
Vessel acquisitions and/or improvements	(219,242)	(221,113)

Net Cash used in Investing Activities	(221,221)	(256,124)

Cash Flows from Financing Activities:
Proceeds from long-term debt	215,169	273,576
Financing costs	(2,214)	(3,957)
Payments of long-term debt	(142,224)	(115,885)
Decrease in restricted cash	2,246	6,778
Sale of treasury stock, net	2,676	—
Proceeds from preferred stock issuance, net	111,029	—
Repurchase of common shares	—	(18,567)
Cash dividends	(13,738)	(14,832)

Net Cash provided by Financing Activities	172,944	127,113

Net increase/(decrease) in cash and cash equivalents	62,631	(35,749)
Cash and cash equivalents at beginning of period	187,777	289,676

Cash and cash equivalents at end of period	$250,408	$253,927

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2017 AND 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six months ended June 30, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017.

The consolidated balance sheet as of December 31, 2016, has been derived from the audited consolidated financial statements included in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2017 (“Annual Report”), but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

A discussion of the Company’s significant accounting policies can be found in Note 1 of the Company’s consolidated financial statements included in the Annual Report. There have been no material changes to these policies in the six-month period ended June 30, 2017, except as discussed below:

On January 1, 2017, the Company adopted Accounting Standard Update (“ASU”) No. 2015-11 - Inventory (Topic 330) effective for the fiscal year ending December 31, 2017 and interim periods within this fiscal year. The adoption of this guidance has had no impact on the Company’s results of operations, cash flows and net assets for any period.

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Company on January 1, 2018 and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company expects that the adoption of ASU 2014-09 may result in a change in the method of recognizing revenue from voyage charters, whereby the Company’s method of determining proportional performance will change from discharge-to-discharge to load-to discharge. This will result in no revenue being recognized from discharge of the prior voyage to loading of the current voyage and all revenue being recognized from loading of the current voyage to discharge of the current voyage. This change will result in revenue being recognized later in the voyage which may cause additional volatility in revenue and earnings between periods. The Company is in the process of validating aspects of its preliminary assessment of ASU 2014-09, determining the transitional impact and completing other items required for the adoption of ASU 2014-09.

New Accounting Pronouncements Not Yet Adopted

In January 2017, the FASB issued ASU 2017-01 - Business Combinations (Topic 805) to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Under current implementation guidance, the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period (i) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and (ii) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-03 - Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323). The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to the Company’s Consolidated Financial Statements was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this new accounting guidance will not have a material effect on the Company’s Consolidated Financial Statements.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Tsakos Shipping and Trading S.A. (commissions)	1,621	1,486	3,350	2,997
Tsakos Energy Management Limited (management fees)	4,826	4,080	9,462	8,109
Tsakos Columbia Shipmanagement S.A.	538	498	999	969
Argosy Insurance Company Limited	2,591	2,119	4,969	4,401
AirMania Travel S.A.	1,487	1,313	2,710	2,305

Total expenses with related parties	11,063	9,496	21,490	18,781

Balances due from and due to related parties are as follows:

	June 30, 2017	December 31, 2016
Due from related parties
Tsakos Columbia Shipmanagement S.A.	11,281	6,730

Total due from related parties	11,281	6,730

	June 30, 2017	December 31, 2016
Due to related parties
Tsakos Energy Management Limited	613	417
Tsakos Shipping and Trading S.A.	741	759
Argosy Insurance Company Limited	5,577	4,285
AirMania Travel S.A.	751	431

Total due to related parties	7,682	5,892

At June 30, 2017, an amount of $555 ($552 at December 31, 2016) due to Tsakos Shipping and Trading S.A. and an amount of $89 ($24 at December 31, 2016) due to Argosy Insurance Limited, is included in accrued liabilities which relates to services rendered by these related parties not yet invoiced.

Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at the beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting the 12 month Euribor, if both parties agree. In the first six months of 2017 and 2016, monthly fees for operating vessels are $27.5 and $20.4 for vessels chartered in and on a bare-boat basis, respectively, $36.35 ($35.8 in the first six months of 2016) for the LNG carriers and $35.0 for the DP2 shuttle tankers. From the above fees, the amount of $26.4 is payable to a third party manager for the LNG carriers and the amount of $14.2 per month is payable to a third party manager for the VLCCs Ulysses and Hercules I, the aframax tankers Sapporo Princess and Maria Princess and the suezmax tanker Eurochampion 2004.

In addition to the Management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. In the first six months of 2017, an award of $287 was accounted for as payable to the Management Company and is included in General and Administrative expenses in the accompanying Consolidated Statement of Comprehensive Income. In the first six months of 2016, an incentive award of $1,280 was granted and is included in General and Administrative expenses in the accompanying Consolidated Statement of Comprehensive Income. In addition, a special award of $575 was paid to the Management Company in relation to capital raising offerings during the first six months of 2017. This award is included as a deduction of additional paid in capital.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing Board, the Management Company would have the right to terminate the Management Agreement on ten days’ notice, and the Holding Company would be obligated as at June 30, 2017 to pay the Management Company an amount of approximately $172,643 calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors. Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery, as at June 30, 2017, are:

Period/Year	Amount
July to December 2017	10,145
2018	20,376
2019	20,447
2020	20,447
2021	20,447
2022 to 2027	111,220

203,082

Management fees for vessels are included in the accompanying Consolidated Statements of Comprehensive Income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4. These fees in total amounted to $500, and $1,806 during the six months ended June 30, 2017 and 2016, respectively and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German group. TCM, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels. The Company also pays to TCM, certain fees to cover expenses relating to internal control procedures and information technology services which are borne by TCM on behalf of the Company.

TCM has a 25% share in a manning agency, located in the Philippines, named TCM Tsakos Maritime Philippines, which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TCM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency.

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Consolidated Statements of Comprehensive Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commissions. In the first half of 2017 and 2016, there were no such charges. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In the first half of 2017, $2,750 has been charged for thirteen vessels delivered between May 2016 and May 2017. In the first half of 2016, no such fee was charged.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also shareholders and directors of the Holding Company.

(d)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(e)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Vessels

Acquisitions

During the first six months of 2017, the Company took delivery of its newbuild VLCC tanker Hercules I, the newbuild aframaxes Marathon TS, Sola TS and Oslo TS and the newbuild shuttle tanker Lisboa for $383,125 in total. During the first six months of 2016, the Company took delivery of the VLCC Ulysses and the aframax tanker Elias Tsakos for $154,983 in total.

Held for sale

At June 30, 2017, and December 31, 2016, the suezmax tankers Eurochampion 2004 and Euronike were classified as held for sale.

4.	Deferred Charges

Deferred charges consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $23,160 and $19,506, at June 30, 2017 and December 31, 2016, respectively. Amortization of deferred dry-docking costs was $3,300 during the first six months of 2017 and $2,931 during the first six months of 2016 and is included in depreciation and amortization of deferred dry-docking costs in the accompanying Consolidated Statements of Comprehensive Income.

5.	Long-Term Debt

Facility	June 30, 2017	December 31, 2016
(a) Credit Facilities	265,476	344,564
(b) Term Bank Loans	1,573,511	1,421,479

Total	1,838,987	1,766,043
Less deferred finance costs, net	(12,938)	(12,188)
Total long-term debt	1,826,049	1,753,855
Less current portion of debt	(274,117)	(291,111)
Add deferred finance costs, current portion	3,366	2,976

Total long-term portion, net of current portion and deferred finance costs	1,555,298	1,465,720

(a)	Credit facilities

As at June 30, 2017, the Company had two open reducing revolving credit facilities, both of which are reduced in semi-annual installments and one open facility which has both a reducing revolving credit component and a term bank loan component, with balloon payments due at maturity between October 2018 and April 2019. At June 30, 2017, there was no available unused amount.

Interest is payable at a rate based on LIBOR plus a spread. At June 30, 2017, the interest rates on these facilities ranged from 1.90% to 5.19%.

(b)	Term bank loans

Term loan balances outstanding at June 30, 2017, amounted to $1,573,511. These bank loans are payable in U.S. Dollars in quarterly or semi-annual installments, with balloon payments due at maturity between September 2017 and July 2026. Interest rates on the outstanding loans as at June 30, 2017, are based on LIBOR plus a spread.

On May 23, 2017, the Company signed a new four-year bank loan of up to $122,500 relating to the refinancing of the aframax tankers Izumo Princess and Asahi Princess, the handysize product carrier Aegeas, the two panamax tankers World Harmony and Chantal and the two suezmax tankers Archangel and Alaska with maturity dates between June 2017 and February 2018. The loan is repayable in eight semi-annual installments with the first four amounting to $8,660 and the second four amounting to $7,645, commencing six months after the first drawdown date, plus a balloon of $57,280 payable together with the last installment. The first drawdown of $26,000 was made on May 31, 2017 for the vessels Izumo Princess and Aegeas. The second and the third drawdowns of $20,475 each were made on June 2, 2017 and June 21, 2017 for the vessels Archangel and Alaska, respectively.

At June 30, 2017, interest rates on these term bank loans ranged from 2.65% to 4.34%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended June 30, 2017	3.42%
Three months ended June 30, 2016	2.52%
Six months ended June 30, 2017	3.32%
Six months ended June 30, 2016	2.57%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant vessel-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $108,271 at June 30, 2017 and $108,139 at December 31, 2016, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Four loan agreements require the Company to maintain throughout the security period, an aggregate credit balance in a deposit account of $5,250 and four other loan agreements require a monthly pro rata transfer to a retention account of any principal due but unpaid.

As at June 30, 2017, the Company and its wholly and majority owned subsidiaries had thirty-four loan agreements, totaling $1,838,987. The Company fulfilled its requirements in respect of the financial covenants of all its loan agreements, relating to the leverage ratio and all other terms and covenants, apart from the value-to-loan requirements in eight of the thirty-four loans, in respect of which an amount of $4,092 has been reclassified within current liabilities at June 30, 2017.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital. As of June 30, 2017 and December 31, 2016, the Company’s working capital (non-restricted net current assets), amounted to $611 surplus and $(47,947) deficit, respectively.

The annual principal payments required to be made after June 30, 2017, are as follows:

Period/Year	Amount
July to December 2017	184,887
2018	340,436
2019	248.913
2020	224,561
2021	303,932
2022 and thereafter	536,258

1,838,987

6.	Interest and Finance Costs, net

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Interest expense	15,368	9,277	29,472	18,195
Less: Interest capitalized	(120)	(1,084)	(384)	(2,355)

Interest expense, net	15,248	8,193	29,088	15,840
Swaps termination cash settlements	—	—	(3,685)	—
Interest swap cash settlements non-hedging	—	1,086	—	1,086
Bunkers swap cash settlements	(327)	—	(688)	266
Amortization of loan fees	754	343	1,464	676
Bank charges	114	80	140	141
Change in fair value of non-hedging financial instruments	84	(1,690)	1,419	(2,050)

Net total	15,873	8,012	27,738	15,959

At June 30, 2017, the Company was committed to five floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $191,273, maturing from May 2018 through March 2021, on which it pays fixed rates averaging 2.67% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 11).

At June 30, 2017 and December 31, 2016, all interest rate swap agreements were designated and qualified as cash flow hedges, in order to hedge the Company’s exposure to interest rate fluctuations. The fair value of such financial instruments as of June 30, 2017 and December 31, 2016, in aggregate amounted to $4,110 (negative) and $1,030 (negative), respectively. The net amount of cash flow hedge losses at June 30, 2017, that is estimated to be reclassified into earnings within the next twelve months to June 30, 2018 is $2,123.

During the first half of 2017, the Company entered into an early termination of four of its hedging interest rate swap agreements. Total cash received from those terminations amounted to $3,685.

During the first half of 2016, the Company held one interest rate swap that did not meet hedge accounting criteria which expired on April 10, 2016. As such, the change in its fair value during the first half of 2016 has been included in change in fair value of non-hedging financial instruments in the table above, and amounted to a gain of $1,040.

At June 30, 2017 and December 31, 2016, the Company held six and twelve, respectively, call option agreements, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The value of the call options at June 30, 2017 and December 31, 2016, was $441 (positive) and $1,307 (positive), respectively.

The changes in their fair values during the first half of 2017 and 2016 amounting to $866 (negative) and $1,010 (positive), respectively, have been included in Change in fair value of non-hedging financial instruments in the table above.

In the first half of 2017 and 2016, the Company entered into one and two call option agreements, and premiums paid for the call options were $118 and $266, respectively.

During the first half of 2017, the Company entered into nine bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumptions of bunkers by its vessels. The value of bunker swap agreements at June 30, 2017, was $529 (positive). The change in the fair value in the first half of 2017 was $529 (positive).

During 2016, the Company entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by the vessel Ulysses. The fair values of these financial instruments as of June 30, 2017 and December 31, 2016, were $1,396 (positive) and $2,479 (positive). The change in the fair value in the first half of 2017 was $1,083 (negative).

7.	Stockholders’ Equity

On January 11, 2016, the Company started the repurchase program for its common and/ or its preferred shares, which program was previously authorized by its Board of Directors. As of June 30, 2016, the Company has acquired as treasury stock, 3,271,576 shares for a total amount of $18,567.

On April 8, 2016, under the Company’s share-based plan the Company granted 87,500 restricted share units to non-executive directors out of the repurchased treasury stock, which vested immediately. A related amount of $0.5 million was accounted for as stock compensation expense within General and Administrative expenses in the accompanying financial statements.

During the first half of 2017, the Company sold 650,717 common shares from its treasury stock for net proceeds of $2,676 and 24,803 of its Series D Preferred Shares for net proceeds of $533.

On January 30, 2017 and May 1, 2017, the Company paid dividends of $0.50 per share, $2,000 in total, for its 8.00% Series B Preferred Shares and $0.555469 per share, $2,219 in total, on its 8.875% Series C Preferred Shares. During the six months ended June 30, 2016, the Company paid two dividends of $0.50 per share, $2,000 in total, on its 8.00% Series B Preferred Shares and two dividends of $0.555469 per share or $2,219 in total, on its 8.875% Series C Preferred Shares.

On February 28, 2017 and May 30, 2017, the Company paid dividends of $0.546875 per share, $3,739 in total, for its Series D Preferred Shares. During the six months ended June 30, 2016, the Company paid dividends of $0.546875 per share, $3,719 in total, for its Series D Preferred Shares.

On April 5, 2017, the Company completed an offering of 4,600,000 of its Series E Cumulative Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share, raising $110,496, net of underwriter’s discount and other expenses. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 28th day of February, May, August and November of each year, commencing May 28, 2017, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends at a rate equal to 9.25% per annum of the stated liquidation preference prior to May 28, 2027 and from and including May 28, 2027, at a floating rate equal to three-month LIBOR plus a spread of 6.881% per annum of the stated liquidation preference. On May 30, 2017, the Company paid dividends of $0.34045 per share each or $1,566 in total, on its Series E Preferred Shares.

On April 28, 2017, the Company paid dividends of $0.05 per common share outstanding, which were declared on March 17, 2017. On April 7, 2016, the Company paid dividends of $0.08 per common share outstanding. On May 12, 2017, the Company declared a dividend of $0.05 per common share outstanding, which was paid on July 14, 2017. On May 31, 2016, the Company declared a dividend of $0.08 per share of common stock outstanding, which was paid on August 10, 2016.

8.	Accumulated other comprehensive loss

In the first half of 2017, Accumulated other comprehensive loss increased with unrealized losses of $3,196 which resulted from changes in fair value of financial instruments.

In the first half of 2016, Accumulated other comprehensive loss increased with unrealized losses of $3,248, which resulted from changes in fair value of financial instruments.

9.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period.

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Numerator
Net income attributable to Tsakos Energy Navigation Limited	3,575	16,414	21,053	41,839
Preferred share dividends Series B	(1,000)	(1,000)	(2,000)	(2,000)
Preferred share dividends Series C	(1,109)	(1,109)	(2,219)	(2,219)
Preferred share dividends Series D	(1,874)	(1,860)	(3,732)	(3,719)
Preferred share dividends Series E	(2,541)	—	(2,541)	—

Net (loss)/income attributable to common stockholders	$(2,949)	$12,445	$10,561	$33,901

Denominator
Weighted average common shares outstanding	84,284,281	85,510,215	84,126,285	86,071,582
Basic and diluted income / (loss) per common share	$(0.03)	$0.15	$0.13	$0.39

10.	Commitments and Contingencies

As at June 30, 2017, the Company had under construction two aframax tankers. The total contracted amount remaining to be paid for the two vessels under construction, plus the extra costs agreed as at June 30, 2017 was $66,908 from July to October 2017.

At June 30, 2017, there is a prepaid amount of $1,650 under an old shipbuilding contract which was terminated in 2014, which will be used against the contract price of future new buildings currently being discussed between the Company and the shipyard.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues of vessels in operation at June 30, 2017, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Period/Year	Amount
July to December 2017	166,514
2018	223,755
2019	170,091
2020	161,761

Period/Year	Amount
2021 to 2028	502,246

Minimum charter payments	1,224,367

These amounts do not assume any off-hire.

11.	Financial Instruments

(a)	Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and credit facilities as described in Notes 5 and 6.

(b)	Concentration of credit risk: Financial instruments that are subject to credit risks consist principally of cash, trade accounts receivable, investments, and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade receivables and accounts payable approximate their respective fair values due to the short maturity of these instruments, as at June 30, 2017 and December 31, 2016. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $11,318 as compared to its carrying amount of $11,489, as at June 30, 2017. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term investment and estimates that the amount presented on the accompanying Consolidated Balance Sheet approximates the amount that is expected to be received by the Company in the event of sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements, and bunker swap agreements, put option agreements and call option agreements discussed in Note 6 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The estimated fair values of the Company’s financial instruments, other than derivatives at June 30, 2017 and December 31, 2016, are as follows:

	Carrying Amount June 30, 2017	Fair Value June 30, 2017	Carrying Amount December 31, 2016	Fair Value December 31, 2016
Financial assets/(liabilities)
Cash and cash equivalents	250,408	250,408	187,777	187,777
Restricted cash	7,750	7,750	9,996	9,996
Investments	1,000	1,000	1,000	1,000
Debt	(1,838,987)	(1,838,817)	(1,766,043)	(1,765,726)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the consolidated balance sheet on a net basis by counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the consolidated balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the consolidated statement of comprehensive income or in the consolidated balance sheet, as a component of Accumulated other comprehensive loss.

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
Derivative	Balance Sheet Location	June 30, 2017 Fair Value	December 31, 2016 Fair Value	June 30, 2017 Fair Value	December 31, 2016 Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	1.0	2,734	3,613
	Financial instruments - Fair value, net of current portion	—	3,701	1,376	1,119

	Subtotal	—	3,702	4,110	4,732

		Asset Derivatives		Liability Derivatives
Derivative	Balance Sheet Location	June 30, 2017 Fair Value	December 31, 2016 Fair Value	June 30, 2017 Fair Value	December 31, 2016 Fair Value
Derivatives not designated as hedging instruments
Bunker swaps	Current portion of financial instruments - Fair value	970	1,014	—	—
	Financial instruments - Fair value, net of current portion	956	1,465	—	—
Bunker call options	Current portion of financial instruments - Fair value	440	1,307	—	—

	Subtotal	2,366	3,786	—	—

Total derivatives		2,366	7,488	4,110	4,732

Derivatives designated as Hedging Instruments-Net effect on the Statement of Comprehensive Income/(Loss)

	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)
Derivative	Amount Three months ended June 30,		Amount Six months ended June 30,
	2017	2016	2017	2016
Interest rate swaps	(816)	(1,422)	(4,611)	(4,945)

Total	(816)	(1,422)	(4,611)	(4,945)

	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2017	2016	2017	2016
Interest rate swaps	Depreciation expense	(51)	(39)	(76)	(77)
Interest rate swaps	Interest and finance costs, net	(640)	(692)	(1,339)	(1,620)

Total		(691)	(731)	(1,415)	(1,697)

Derivatives not designated as Hedging Instruments–Net effect on the Statement of Comprehensive Income/(Loss)

	Gain (Loss) Recognized on Derivative
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2017	2016	2017	2016
Interest rate swaps	Interest and finance costs, net	—	1,073	—	1,040
Bunker swaps	Interest and finance costs, net	368	—	(174)	—
Bunker call options	Interest and finance costs, net	(124)	617	(557)	744

Total		244	1,690	(731)	1,784

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other Comprehensive Loss as of June 30, 2017 and December 31, 2016 was $7,509 and $4,314 respectively.

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of June 30, 2017 and December 31, 2016 using level 2 inputs (significant other observable inputs):

Recurring measurements:	June 30, 2017	December 31, 2016
Interest rate swaps	(4,110)	(1,030)
Bunker swaps	1,926	2,479
Bunker call options	440	1,307

	(1,744)	2,756

12.	Subsequent Events

(a)	On July 3, 2017, the Company drew down $32,825 for the refinancing of the debt matured on July 22, 2017 and August 9, 2017 for the panamax tankers World Harmony and Chantal respectively and repaid the amount of $39,840 on July 5, 2017.

(b)	On July 5, 2017, the Company drew down $17,387.5 for the refinancing of the debt maturing September 9, 2017 relating to the aframax tanker Asahi Princess and repaid the amount of $20,020 on the same date.

(c)	On July 14, 2017, the Company paid a dividend of $0.05 per common share outstanding which was declared on May 12, 2017.

(d)	On July 18, 2017, the Company drew down $23,356 for the financing of the aframax tanker Stavanger TS, which was delivered on July 28, 2017.

(e)	On July 31, 2017, the Company paid dividends of $0.50 and $ 0.55469 per share on its 8.00% Series B and its 8.875% Series C Preferred Shares, respectively.

(f)	On August 28, 2017, the Company paid a dividend of $0.546875 per share on its Series D Preferred Shares and $0.578125 per share on its Series E Preferred Shares.

(g)	On September 15, 2017, the Company declared a dividend of $0.05 per common share payable on November 15, 2017 to shareholders of record as of November 9, 2017.

(h)	On September 19, 2017, the Company refinanced an existing loan for its shuttle tanker Lisboa.

(i)	As at September 29, 2017, the Company has sold 515,000 common shares from its treasury stock in the second half of 2017 for net proceeds of $2,455.